Exhibit (j)(3)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 29 to Registration Statement No. 33-65690 on Form N-1A of our report dated July 27, 2009, relating to the financial statements and financial highlights of Institutional Money Market Fund, a portfolio of Allegiant Advantage Fund, appearing in the Annual Report on Form N-CSR of Allegiant Advantage Fund, for the year ended May 31, 2009, and to the references to us under the headings "Financial Highlights" in the Prospectus and "Financial Statements" and "Independent Registered Public Accounting Firm" in the Statement of Additional Information, all of which are part of such Registration Statement.

Deloitte & Touche LLP

Chicago, Illinois
September 28, 2009